Exhibit 99.1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Infosys Limited:

We have reviewed the accompanying condensed consolidated interim balance sheet of Infosys Limited (“the Company”) and subsidiaries as of September 30, 2014, the related condensed consolidated interim statements of comprehensive income for the three month and six month ended September 30, 2014 and 2013, the related condensed consolidated interim statements of changes in equity and cash flows for the six month ended September 30, 2014 and 2013, and a summary of significant accounting policies and other explanatory notes. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of condensed interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company and subsidiaries as of March 31, 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein); and in our report dated May 09, 2014, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated interim balance sheet as of March 31, 2014, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG

Bangalore, India

October 21, 2014